October 26, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-7010

Attention: Coy Garrison

RE:	WisdomTree Continuous Commodity Index Fund
Registration Statement on Form S-3
Filed October 18, 2016 File No. 333-214153

Dear Mr. Garrison:

On behalf of WisdomTree Continuous Commodity Index Fund (the “Fund”), please find a response to the comment of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in that certain letter dated October 25, 2016, regarding the above referenced Registration Statement on Form S-3 (the “New Registration Statement”). For convenience, the text of the Staff’s comment is set forth in italics below, followed by the Fund’s response.

1.	We note that your common units of beneficial interest were offered on a continuous basis pursuant to Rule 415 on a registration statement on Form S-3, File No. 333-188743, which was declared effective on September 19, 2013. Rule 415(a)(5) provides that securities registered under Rule 415(a)(1)(ix) may be offered and sold only if not more than three years have elapsed since the initial effective date of the registration statement under which they are being offered and sold. Therefore, the three-year period for your continuous offering ended on September 19, 2016. We further note that you disclosed in a Form 8-K filed on October 5, 2016, that on October 4, 2016, WisdomTree Commodity Services LLC temporarily suspended the ability of authorized participants to purchase new creation baskets of shares of the fund pending the effectiveness of a new registration statement. Please provide us with a legal analysis of your compliance with Section 5 of the Securities Act of 1933 for offers and sales made under the old registration statement, File No. 333-188743, during the period after which the registration statement expired.

Response:

Section 5(a). The Fund acknowledges that its Registration Statement on Form S-3, File No. 333-188743 (the “Original Registration Statement”), expired on September 19, 2016, pursuant to Rule 415(a)(5). However, no sales of Shares of the Fund have been made since August 5, 2016, and accordingly, the Fund did not make any sales of Shares following the expiration of the Original Registration Statement.

Section 5(b). The Original Registration Statement at all times included a prospectus that complied with the requirements of Section 10 of the Securities Act of 1933 (the “Securities Act”) and Form S-3. Authorized participants in the Fund at all times were on notice, pursuant to the prospectus and their respective participant agreements with the Fund and WisdomTree Commodity Services LLC (the “Managing Owner”), that their activities as authorized participants may cause them to be statutory underwriters and subject them to prospectus delivery requirements. The Fund and the Managing Owner have no reason to believe that any authorized participant has failed to comply with applicable prospectus delivery requirements.

Section 5(c). The Original Registration Statement was on file at all times while offers of Shares of the Fund were made in 2016, and as indicated above, no sales were made after the expiration of the Original Registration Statement. The Original Registration Statement was never the subject of a refusal order or stop order or any public proceeding or examination under Section 8 of the Securities Act.

Mr. Coy Garrison, Special Counsel

Securities and Exchange Commission

October 26, 2016

Conclusion. The Fund respectfully submits that the expiration of the Original Registration Statement on September 19, 2016 did not result in any non-compliance with Section 5 because (i) no sales of Shares of the Fund have been made since August 5, 2016, (ii) each person who purchased Shares received a prospectus that complied with Section 10 in accordance with Section 5(b), and (iii) a registration statement was on file at all times relevant. In light of the foregoing, we respectfully submit that the expiration of the Original Registration Statement did not result in a failure to comply with Section 5 of the Securities Act.

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Please contact Terrence A. Childers (404-572-682 or Terrence.Childers@BryanCave.com ) if you have any questions or comments relating to the matters referenced above. Thank you for your attention to this matter.

Sincerely,

/s/ Terrence A. Childers
Terrence A. Childers

cc:	Ryan Louvar, Esq.
WisdomTree Commodity Services, LLC

Eliot W. Robinson, Esq.
Joshua G. Richey, Esq.
Bryan Cave LLP

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